

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 8, 2009

Via U.S. Mail and facsimile to (516) 249-2922

Ms. Nancy Li
Chief Executive Officer
JumpTV Inc.
1600 Old Country Road
Plainview, New York 11803

> **Re: JumpTV Inc.**
> **Registration Statement on Form 10**
> **Filed April 9, 2009**
> **File No. 000-53620**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we will respond to your application for confidential treatment filed on April 10, 2009, Control No. 23477, in a separate letter.

Registration Statement on Form 10

2.   Please note that the Form 10 goes effective, by lapse of time, 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section

13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed

Cover Page

3.   Please revise your cover page to clarify that you are only registering your common stock pursuant to Section 12(g) by writing "none" under the heading "Title of each class to be so registered" pursuant to Section 12(b).

Item 1. Business, page 2

4.   Please revise to indicate the measure whereby you determined that JumpTV is a "leading" Internet Protocol television company.

Competition, page 4

5.   To the extent known or reasonably available, please revise to indicate an estimate of the number of your competitors and your competitive position. Please refer to Item 101(c)(x) of Regulation S-K.

Risk Factors, page 8

6.   Please revise to include risk factor disclosure regarding your history of losses and accumulated deficit.

Item 2. Financial Information, page 19

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Operating Performance, page 22

7.   We note that you use the term "organic" throughout your MD&A. Please refer to the "organic increase … in services revenue" in the fourth paragraph on page 22, the "increased organic expenses" in the fifth paragraph on page 22, and the first and third paragraphs on page 27. Please revise to clarify what you mean by "organic" and how this term applies to revenues as well as expenses.

8.   In the fourth paragraph on page 22, you explain that part of your revenue growth is due to the "organic increase (excluding the results of the Acquired Business) in services revenue," and this organic increase was "consistent with the increasing scope of operations." Also, on the top of page 27 and in the first and third paragraphs of page 27, you explain that service revenues grew due to organic growth in subscriber revenue and technology services revenue. Please revise to disclose and discuss the reasons that explain why your services revenue increased organically as well as why your subscriber revenue and technology services

revenue increased organically. Please address, for example, what were the underlying business drivers that caused an increase in revenues. Also, please elaborate further as to why the scope of your operations increased and revise to characterize the increase in the scope of your operations.

9.   Similarly, in the fifth paragraph on page 22, you state that your net loss of $7.1 million was due to increased organic expenses as you expanded your operations. Please revise to more fully describe the types of expenses you incurred and analyze why your expenses increased from 2007 to 2008.

Results of Operations, page 26

10.   In the fourth paragraph on page 27, you state that your equipment revenue fell due to a decrease in demand for your STBs by one of your significant customers. Please discuss whether you believe this decrease in STBs is a trend and explain how you are addressing this trend. Similarly, as disclosed in the sixth paragraph on page 27, is the percent decrease in your gross margin a trend and how are you addressing this trend?

Item 7. Certain Relationships and Related Transactions, page 72

11.   We note that you provide professional services or administrative corporate support to several related parties. Please revise to clearly indicate if you receive payment for such services and support and where the amounts are reflected in the financial statements. Further, you should supplement your current disclosures on pages F-20-F-21 to provide details and amounts similar to those on pages 72-73.

Item 6. Executive Compensation

12.   You discuss in the fifth and sixth paragraphs on page 48 the short-term compensation incentives paid to your executives. As you mention in the last sentence of the fifth paragraph on page 48, please disclose the "established objectives" against which the Company and your executives are evaluated.

13.   Also, in the sixth paragraph on page 48, you state that the payment of the short-term incentives is at the discretion of the Compensation Committee for the CEO and at the discretion of the CEO for other executives and employees. Please explain in further detail all of the criteria, either subjective or objective, upon which the Compensation Committee and the CEO evaluate the performance of the CEO and other employees, respectively, and how the CEO and other executives performed with respect to such criteria.

14.   On page 49 you explain that options were granted based on each individual's salary, responsibility, performance, and prior grants. In future filings, please explain in greater detail and provide more analysis as to how each NEO's salary,

responsibility, performance, and prior grants were weighed, considered, and factored into awarding him or her a certain number options.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 74

15.   Please provide the disclosure required by Item 201(a)(2) of Regulation S-K regarding your common stock.

Consolidated Balance Sheets, page F-5

16.   We note your significant deferred revenue balance at December 31, 2008. Please revise your footnotes to add an accounting policy for deferred revenue. In this regard, it is unclear from your disclosures in your revenue recognition footnote to what specifically the deferred revenue relates and the period of time that it will ultimately be recognized.

Consolidated Statements of Operations and Comprehensive Loss, page F-6

17.   It appears that the caption "Cost of Sales-Services revenue" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "Cost of Sales-Services revenue."

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

[i] Subscriber Revenue, page F-10

18.   Please revise your disclosure to provide more details of your accounting for advertising revenue for eCommerce services. Further, tell us why you believe your accounting policy is appropriate with reference to the appropriate accounting literature.

19.   We note that included in your "technology services revenue is the licensing of the technology required to convert, compress….to end users." Tell us in detail about your licensing arrangements including their terms, how you recognize the revenue and your basis in the accounting literature. In this regard, we note your general disclosure for technology services that revenue is recognized as the service is performed.

[ii] Equipment Revenue, page F-11

20.   Tell us how you consider returns in your accounting policy for the sale of set-top boxes.

Deferred transcoder costs, page F-13

21.   We note that your deferred transcoder costs represent the unamortized costs of licensing fees. Provide us with more details of the balances deferred as of each balance sheet date and what comprises the transcoder costs. Tell us how the licensing arrangements are structured with third parties and why you believe your accounting is appropriate. Refer to your basis in the accounting literature.

14. Commitments and Contingencies, page F-33

22.   Please revise to separately present your future minimum lease payments from your payments to channel partners, as required by paragraph 16 b. of SFAS 13.

Pro Forma Consolidated Statement of Operations, page F-112

23.   We note that the amounts presented for services revenue and equipment revenue in the column "1/1-12/31 JumpTV Business" does not reconcile to the amounts presented in the consolidated statements of operations and comprehensive loss on page F-6. In this regard, services revenue is $9.5 million on page F-6 while it is $3.9 million on page F-112. Please revise.

*   *   *   *

As appropriate, please amend your Form 10 in response to these comments. Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: <u>via facsimile to (212) 916-2940</u>
       Frank Lee, Esq.
       Day Pitney LLP